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                                                                     Exhibit L-1

            Filings Under the Public Utility Holding Company Act of

                           1935, as amended ("Act")


                      SECURITIES AND EXCHANGE COMMISSION

                                 August   2000


     Notice is hereby given that the following filing(s) has/have been made with the commission pursuant to provisions of the Act and rules promulgated under the Act. All interested persons are referred to the applications(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments is/are available for public inspection through the Commission's Office of Public Reference.

     Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by September 14, 2000, to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549-0609 and serve a copy on the relevant applicant(s) and/or declarants(s) at the address(es) specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing should identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After September 14, 2000, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

     Exelon Corporation ("Exelon" or "Applicant"), a Pennsylvania corporation located at 10 South Dearborn Street. Chicago, Illinois 60603, and a subsidiary of PECO Energy Company ("PECO"), a combination gas and electric utility holding company claiming exemption from registration under section 3(a)(1) of the Act by rule 2, has filed an amended application-declaration under sections 3(a)(1), 4, 5, 6(a), 7, 8, 9(a)(1), 9(c)(3), 10, 11(b), 12, and 13, and rules 43, 44, 54 and
80 through 92 under the Act.

     Under the terms of an Agreement and Plan of Exchange and Merger ("Merger Agreement"), dated September 22, 1999 and amended and restated on January 7, 2000, Exelon proposes to acquire all of common stock of PECO and of Unicom Corporation ("Unicom"), a public utility holding company exempt from registration under section 3(a)(1) of the Act by order of the Commission,/1/ through a two-step process. First, the Merger Agreement provides for a mandatory share exchange of the outstanding common stock of PECO for common stock of Exelon. Following this exchange, Unicom will merge with and into Exelon, with Exelon as the


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     /1/ HCAR No. 26900 (July 22, 1994)
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surviving corporation. Together, these two transactions are referred to as the
"Merger." After the Merger, Exelon will register as a holding company under the Act. In addition, Exelon proposes to engage in various related transactions.

     Exelon further seeks authority to engage in certain corporate restructurings following consummation of the Merger, including (1) Re-aligning of the ownership of its nonutility subsidiary companies; (2) transferring all of its generating capacity to Exelon Generation Company, LLC ("Genco"), a subsidiary company to be organized by Exelon; and (3) creating two additional subsidiary utility holding companies (together, the Restructurings").

     For the Commission by the Division of Investment Management, pursuant to delegated authority.


     Margaret H. McFarland

     Deputy Secretary